                                                            Exhibit (A)(2)(1XXV)

                             Willamette Industries

--------------------------------------------------------------------------------

                        Building Value For Shareholders



                                  November 2001

================================================================================

o    Good afternoon.

o During today's presentation, I'd like to explain to you why we believe Willamette is THE premier franchise in the forest products industry. I'll take you through the hard data that supports that view, explain our current strategy and set out why I believe Willamette will continue to generate significant value in coming months and years. I'll also highlight what that additional value means to Willamette shareholders.

o Finally, I'll provide you with our view of the current state of the industry and give you a very brief update on our hostile takeover defense.

-------------------------------------------------------------------------------

Forward-looking statements in this presentation are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward looking statement made by Willamette with respect to the Weyerhaeuser tender offer is not entitled to the benefit of the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including pricing pressures; the cost and availability of wood fiber; the effect of natural disasters on the Company's timberlands; construction delays; risk of nonperformance by third parties; and the impact of environmental regulations and other costs associated with complying with such regulation. Please refer to Willamette Industries' Securities and Exchange Commission filings for further information.

                                                                               1
================================================================================

We Believe We Are the Premier Forest Products
Franchise
--------------------------------------------------------------------------------

--------------------------------------------------   ----------------------------------------------
                  Overview                                         Financial Statistics
--------------------------------------------------   ----------------------------------------------
 . Leading producer of communication papers,          Share Price as of 19-Nov-2001  $47.25
  corrugated containers, lumber, structural and
  composite panels                                   Market Cap                     $5,227 million

 . 105 manufacturing facilities located in 24         Enterprise Value               $6,857 million
  states, France, Ireland and Mexico

 . Manufacturing operations supported by              2000 Sales                     $4,652 million
  1,729,000 acres of timberland                      2000 EBITDA                    $  968 million
                                                     2000 Net Income                $  345 million
 . Highly self-sufficient in fiber (69%) and
  energy (61%)

---------------------------------------------------------------------------------------------------
                                        Investment Highlights
---------------------------------------------------------------------------------------------------
 . Vertically-Integrated, Low-Cost Producer                . Industry Leader in ROA, ROE, ROC, EBITDA
                                                            Margin /(a)/
 . Strong, Entrepreneurial Results-Oriented Culture
                                                          . Industry-Leading Track Record Creating
 . Market Driven Production Strategy                         Shareholder Value

            Well-Positioned to Generate Industry Leading EPS Growth
---------------------------------------------------------------------------------------------------
(a)  Over the ten year period from 1991 to 2000 and the three year period from
     1999 to 2001.

                                                                                                  2
===================================================================================================

     o    First, let me give you a quick overview of the company.

     o Willamette may not be the largest company in the industry, but as I'm going to show, you don't have to be the biggest to be the best. Unlike many companies in our industry, we have an extremely well balanced business mix, with strong positions in brown paper, white paper and building materials. This diversity allows us to enjoy less volatile earnings than our competitors and makes it possible to sustain profitability during difficult economic periods and low points in the forest products cycle.

     o In addition, our significant timberland holdings serve as the foundation for our asset base, which is arguably the most vertically integrated in the business and drives our industry-leading profitability. We're highly self-sufficient, generating the majority of our fiber and energy needs entirely on our own. Our brown paper business is over 100% integrated, and, in white paper, we're out on the open market making purchases to fill the needs of our customers, even during difficult times like these. Accordingly, while the rest of the industry is talking about "rationalizing" capacity, we are able to further cut costs and increase efficiency by investing in highly efficient capacity to fulfill existing needs. Obviously, we do this when we believe our investments will translate into solid shareholder returns during good times and bad times alike.

     o So let's take a look at the data that I believe, clearly demonstrates that Willamette is the industry's premier franchise.

#1 Performer Across Key Metrics Over 10 Years
--------------------------------------------------------------------------------

         EBITDA Margin                     Return on Invested Capital/(a)(b)/

         WLL            19.2%                      WLL           12.7%
         WY             16.8%                      WY            11.2%
         LPX            16.4%                      LPX           11.0%
         TIN            15.7%                      GP             9.6%
         SSCC           13.8%                      IP             8.3%
         IP             13.4%                      BCC            5.8%
         GP             13.2%                      TIN            5.5%
         BCC             8.6%                      Average /(c)/: 8.6%
         Average /(c)/: 14.0%

Note: Over the ten year period from 1991-2000. Data from company reports and Factset.

Note: Willamette believes the selected companies are most representative of Willamette's business mix.

(a)   Return on Invested Capital defined as EBIT / Total Capitalization.
(b) Due to negative book equity of Jefferson Smurfit, returns on invested capital for SSCC have been excluded.
(c)   Equal-weighted average excludes Willamette.
                                                                              3
================================================================================

o Willamette is THE number one performer in the industry in a number of key financial metrics over the past ten years. We have consistently outperformed our competitors in these metrics. Our EBITDA margin of 19.2% is well above the industry composite average of 14.0%. Our return on invested capital - meaning our earnings before interest and taxes divided by our total book capitalization - is 12.7%, nearly 1.5 times the industry composite average of 8.6%.

o In fact, we believe we are the only company in the industry to earn our cost of capital over the last decade.

#1 Performer Across Key Metrics Over 10 Years
--------------------------------------------------------------------------------

      Return on Average Assets/(a)/             Return on Average Equity/(b)(c)/


        WLL             5.2%                      WLL              11.2%
        WY              3.6%                      WY               10.1%
        LPX             2.9%                      TIN               7.8%
        GP              1.9%                      GP                7.5%
        IP              1.7%                      LPX               4.9%
        TIN             1.1%                      IP                4.7%
        BCC             0.6%                      BCC               1.8%
        SSCC            0.3%                      Average/(d)/:     6.1%
        Average/(d)/:   1.7%


Note: Over the ten year period from 1991-2000. Data from company reports and Factset.

Note: Willamette believes the selected companies are most representative of Willamette's business mix.

(a) Return on Average Assets defined as Net Income / Average Assets.
(b) Return on Average Equity defined as Net Income / Average Shareholders'
    Equity.
(c) Due to negative book equity of Jefferson Smurfit, returns on equity for SSCC have been excluded.
(d) Equal-weighted average excludes Willamette.
                                                                               4
================================================================================

    o Willamette's ten-year return on average assets is 3 times the industry composite average and our ten-year return on average equity is nearly double the industry composite average. We believe this demonstrates unequivocally that Willamette is one of the top performing companies in the industry.

    o This leadership position has enabled us to deliver superior value to our shareholders. $1,000 invested in Willamette in October of 1990 would have been worth nearly $6,000 before Weyerhaeuser's hostile proposal was made public. This doubles the performance of the S&P Paper and Forest index and outperforms the S&P 500 at a time when the S&P 500 has performed extraordinarily well.

    o OK, I hear you say, "that's over ten years, but what have you done for me lately?"

#1 Performer Across Key Metrics Over 3 Years
--------------------------------------------------------------------------------

        EBITDA Margin                   Return on Invested Capital/(a)/

   WLL              20.3%                    WLL              14.2%
   TIN              17.6%                    WY               13.1%
   WY               17.4%                    SSCC             11.8%
   SSCC             15.8%                    BCC               9.3%
   IP               14.0%                    GP                8.2%
   LPX              12.3%                    IP                7.5%
   GP               12.1%                    TIN               6.9%
   BCC               8.5%                    LPX               5.5%
   Average /(b)/:   13.9%                    Average /(b)/:    8.9%




Note: Over the period from 1999 through the latest twelve months ended
      9/30/2001. Data from company reports and Factset.

Note: Willamette believes the selected companies are most representative of Willamette's business mix.

(a) Return on Invested Capital defined as EBIT / Total Capitalization.
(b) Equal-weighted average excludes Willamette.
                                                                               5
================================================================================


o Well, if we look instead at a three-year time period, Willamette is once again the number one performer in all of the same key financial metrics. Our EBITDA margin over the last three years, at 20.3%, is well above the industry composite average, and our return on invested capital is once again significantly above the industry composite average.

#1 Performer Across Key Metrics Over 3 Years
--------------------------------------------------------------------------------

    Return on Average Assets/(a)/             Return on Average Equity/(b)/

         WLL            6.0%                      WLL           13.1%
         WY             2.9%                      WY            10.2%
         BCC            2.5%                      TIN            8.9%
         GP             2.3%                      BCC            8.3%
         LPX            2.3%                      SSCC           8.3%
         SSCC           1.2%                      GP             5.9%
         TIN            0.8%                      LPX            1.2%
         IP             0.6%                      IP            (0.7%)
         Average /(c)/: 1.8%                      Average /(c)/: 6.0%

Note: Over the period from 1999 through the latest twelve months ended
      9/30/2001. Data from company reports and Factset.

Note: Willamette believes the selected companies are most representative of Willamette's business mix.

(a)  Return on Average Assets defined as Net Income / Average Assets.
(b)  Return on Average Equity defined as Net Income / Average Shareholders'
     Equity.
(c)  Equal-weighted average excludes Willamette.
                                                                               6
================================================================================

o Our three-year return on average assets remains three times that of the industry composite average and our three-year return on average equity remains over twice the industry composite average.

o This is premium long-term and short-term performance that we believe deserves a premium valuation, and, dare I say it, a premium price.

Outpacing the Competition,
Even When Times Are Tough
--------------------------------------------------------------------------------


[Graph illustrating trend in indexed IBES EPS Estimates from April 2000 to October 2001]





  ------------------------------------------------------------------------
     % Change in Estimates      Willamette           Industry Composite(a)
  ------------------------------------------------------------------------
             Q1 2001              (40)%                    (85)%
  ------------------------------------------------------------------------
             Q2 2001              (39)%                    (84)%
  ------------------------------------------------------------------------
             Q3 2001              (35)%                    (75)%
  ------------------------------------------------------------------------




Source: Factset

Note: Willamette believes the companies included in the "Industry
      Composite" are the most representative of Willamette's business mix

(a) Equal-weighted average of BCC, GP, IP, LPX, SSCC, TIN, and WY changes in EPS estimates, where quarterly data is available. LPX excluded from Q3 2001 due to unavailability of original estimate.

                                                                              7
================================================================================

o Just in case there's anyone out there who doesn't have a PhD in advanced statistical analysis, this chart is a complicated way of saying that even in difficult times, the street expects us to deliver excellent results relative to the rest of the industry. The solid lines show the financial expectations analysts set for Willamette over the past three quarters. The dotted lines chart the expectations for our competitors. As you can see, expectations for our competitors have declined TWICE as much as those set for Willamette during the past three quarters.

o The combination of our largely self-sufficient asset base, balanced business mix, demand driven production model and long-time emphasis on low cost production allows us to deliver excellent results relative to the industry even during the low points in the cycle. Even one of our most strident critics over the Weyerhaeuser situation has said, "When times are tough, the one stock you want to hold is Willamette."

o It's also worth bearing in mind that these expectations were set through a period when we are the only company in the industry dealing with the significant distraction of a hostile takeover attempt.

We are a Growing Company in a Mature Industry
1997 to 2001E Volume Growth
--------------------------------------------------------------------------------

    Converted White Paper Products              Corrugated Containers
    ------------------------------              ---------------------
          (Thousands of Tons)                     (Billion Sq. Ft.)
             1997       862                        1997       22.6
             1998       916                        1998       24.4
             1999      1074                        1999       25.5
             2000      1106                        2000       26.9
             2001E     1183                        2001E      26.3


                   8%                                     4%
                  CAGR                                   CAGR


    Lumber                    Plywood                  Composite Panels
    ------                    -------                  ----------------
    (MMBF)                  (MM Sq. Ft.)                (MM Sq. Ft.)
  1997   624                 1997   1537                 1997   1059
  1998   755                 1998   1418                 1998   1155
  1999   820                 1999   1580                 1999   1263
  2000   863                 2000   1432                 2000   1348
  2001E  910                 2001E  1200                 2001E  1397


     10%                        (6)%                         7%
    CAGR                        CAGR                        CAGR
                                                                               8
================================================================================

o This next slide, in addition to illustrating our balanced portfolio, shows that we're growing consistently in the businesses we know.

o Our white paper business is very strong relative to the industry. Despite industry volumes sinking over the last five years, our business has grown at a compound rate of 8%. In the first nine months of 2001, our cut sheet volumes were up 8.8%. In corrugated containers our volumes have grown consistently, and though the industry has declined approximately 6% from 2000 to 2001, we have declined less than 3%. In the lumber business, we have increased capacity and efficiency by converting 3 large log saw mills into small log mills, thereby accommodating available supply and reducing our costs. Our composite panel business has grown domestically and internationally, benefiting particularly from the addition of new operations in France in 1998 and 1999 and the recent startup of the Carolina particleboard plant. And, last but not least, we're shrinking the plywood business to accommodate and benefit from a shift in demand away from plywood to Oriented Strand Board, or OSB. As I've said before, we add capacity to meet demand, and will continue to look for opportunities to grow our OSB business.

o "Growth" is almost sacrilege to some people in our industry. To those who say our programs have not helped reduce capacity, my response is that Willamette's responsibility is to Willamette shareholders, who we serve by profitably running our facilities.

Our Successful Business Strategy
-------------------------------------------------------------------------------

      Top-Line Growth and Stability               Margin Expansion
--------------------------------------     -------------------------------------
 .  Strategic Acquisitions in Existing      .  Low-Cost Production Facilities
   Grades
                                           .  Continuous Improvement Operating
                                              Philosophy
 .  Selective Capital Expansion
                                           .  Vertical Integration
 .  Balanced Business Mix Dampens
   the Impact of Price Volatility
                                           .  Unique Culture and Philosophy




                       Superior Operating Performance and
                            Powerful Earnings Growth
                                                                              9
================================================================================

o The numbers I've just shown demonstrate why we believe that Willamette is a premier franchise. We have performed better than the competition and we believe we're going to continue to perform better. Our unique market-driven production strategy and business philosophy - driven by better basic operating fundamentals - generates exceptional financial results and superior shareholder returns.

o We've achieved this by focusing on top-line growth and stability through strategic acquisitions in existing grades, selective capital expansion and by maintaining a balanced business mix. When you combine that top-line growth with an enterprise-wide focus on margin expansion you get superior operating performance and powerful earnings growth. We are focused on continuously optimizing our low-cost production facilities and increasing vertical integration to improve our margins.

We are a Low-Cost Producer, and the Gap is Widening
--------------------------------------------------------------------------------
                          EBITDA Margins (%)
                          ------------------
                Industry Composite/(a)/   Willamette
                ----------------------    ----------
        1990             16.4                18.2
        1991             12.7                14.7
        1992             13.6                15.7
        1993             13.7                17.2
        1994             15.4                19.4
        1995             19.3                29.5
        1996             13.0                20.4
        1997              9.9                16.1
        1998             12.2                17.1
        1999             15.1                20.9
        2000             14.7                20.8
        LTM/(b)/         12.0                19.2

Source: Company reports and Factset

Note: Willamette believes the companies included in the "Industry
      Composite" are most representative of Willamette's business mix.

(a) Industry composite is the equal-weighted average of Boise Cascade, Georgia-Pacific, International Paper, Louisiana-Pacific, Smurfit-Stone, Temple-Inland, and Weyerhaeuser.

(b) LTM as of 30-Sep-2001.
                                                                              10
================================================================================

o Willamette is a highly efficient, low-cost manufacturer that has outperformed its peers in terms of return on sales, assets, equity and capital employed. As I've said many times, and as I'm sure I'll say many times more, we develop a market for our products before adding capacity. When capacity is added, we displace high-cost external purchases with low-cost internal production.

o Willamette's EBITDA margins have been substantially higher than the industry composite average over the last ten years. In the last three years, this performance gap has widened and we expect it to widen further in coming years due to our successful cost cutting and selective expansion.

Successful Cost Reduction Programs
--------------------------------------------------------------------------------

        Program                                     Unit Cost Reduction
--------------------------------------       -----------------------------------
 .  Kingsport UCFS Modernization                        $250/ton
 .  Port Wentworth Pulp Mill                            $150/ton
 .  Carolina Particleboard                              $59/msf
 .  Surepine Particleboard Modernization                $56/msf
 .  Dallas Sawmill Modernization                        $14/mbf
 .  Dodson Sawmill Modernization                        $30/mbf
 .  Ireland MDF - Line Modernization                    $39/msf
 .  Kentucky Steam Turbine                              $6/ton
 .  Albany Pulp Modernization                           $27/ton
                                                                              11
================================================================================

o The time to spend money and develop highly efficient capacity is at the bottom of the cycle after having created a market for your products. More than anything else, this benefits the Company and its shareholders with consistent long-term results.

o Currently, in white paper we purchase about 15,000 tons of paper per month to meet our customer's needs. The fact that we're net buyers in this business segment presents an opportunity to put to good use our unparalleled expertise in low-cost construction and build a modern, very low-cost plant for the internal production of white paper. And that's precisely what we're doing.

o Currently we're running two old paper machines at our Kingsport, Tennessee production facility. These machines produce about 500 tons per day of uncoated free sheet. When our new machine in Kingsport starts up in August of 2002, we will shut down the two older machines as well as a 125 ton per day paper machine in Johnsonburg and replace the inefficient capacity with about 800 tons a day of highly efficient capacity using the existing infrastructure at Kingsport. Then, when the new pulp mill comes on in late 2003 the capacity will rise to about 1,200 tons per day off that single paper machine - making it one of the lowest-cost, most efficient machines in the business.

o In short, we're replacing three machines with one in order to develop extraordinarily low cost capacity and displace purchases we're currently making on the open market. We expect these efforts to save us over $250 per ton, or, over $100 million per year on the tonnage produced at Kingsport.

Key Initiatives to Enhance Cash Flow
--------------------------------------------------------------------------------

                                                               Increase in Annual EBITDA
                                                     -------------------------------------------

                                                               Incremental EBITDA ($MM)
                                                               -----------------------
                                                                Today's Pricing
     Value Enhancing Project/Initiative                            (constant)       RISI Pricing
     ----------------------------------                         ---------------     ------------
 .  French Particleboard Expansion (12/00)            2002E               90               110
 .  Particleboard Start-ups (8/01, 9/02)              2003E              165               255
 .  Kingsport Modernization (10/02; 1/04)             2004E              230               380
 .  Port Wentworth Softwood Conversion (12/02)
 .  Corrugated Start-ups (1 in 2000; 3 in 2001)
 .  Kentucky Cogeneration Facility (7/01)
 .  Integration of Cavenham Timberlands
 .  Clonmel, Ireland MDF Modernization (9/02)


--------------------------------------------------------------------------------
 . These projects continue our strategy of increasing volume profitably by reducing our cost position

 . By 2004, we believe our value enhancing initiatives should increase EBITDA by 30 - 45% over the current level

 .  We have already spent approximately 55% of our long-term capital investment program of $1.1 billion/(a)/
--------------------------------------------------------------------------------

(a) Excluding Cavenham.
                                                                              12
================================================================================

o In addition to our continued focus on cost cutting, Willamette has made a number of key strategic investments over the last three years to seize market opportunity and improve earnings growth. We expect these value enhancing initiatives to increase EBITDA by $230 to $380 million by 2004 compared to today's levels.

o Excluding the Cavenham acquisition, the costs of these initiatives total approximately $1.1 billion. Keep in mind that we've already spent about 55% of that $1.1 billion and we plan to spend the remainder during the next two years.

Enhancing Shareholder Value
--------------------------------------------------------------------------------

($ in mm, except per share amounts)     Today's Pricing         RISI Pricing
--------------------------------------------------------------------------------
Incremental 2004 EBITDA/(a)/                 $230                    $380
Trading Multiple Range/(b)/                  6 - 8x                  6 - 8x
Incremental Value Created               $1,380 - 1,840          $2,280 - 3,040
Less: Related Future Investment               496                     496
                                        --------------          --------------
Net Value Created                       $  884 - 1,344          $1,784 - 2,544
Incremental Value Per Share/(c)/        $ 7.99 - 12.15          $16.13 - 23.00
--------------------------------------------------------------------------------

(a) Incremental EBITDA from value enhancing initiatives. Approximately 55% of expected capital expenditures of $1.1 bn have been spent.
(b) Reflects market trading levels similar to current valuation.
(c) Based on 110.6 mm fully diluted shares outstanding.
                                                                              13
================================================================================

o And to the big question: What do these investments mean for shareholders? We expect our value enhancing initiatives to generate industry-leading returns for Willamette shareholders. I've shown you the hard numbers that position us at the top of the industry and I have outlined the strategy and initiatives that are taking us above and beyond our past financial performance. The chart we're looking at now shows what $380 million in incremental EBITDA could mean in incremental per share value.

o And, I'd like to point out that the low figures on the chart are conservative; both the trading multiples we've selected and the $230 million in incremental EBITDA are on the low side of the likely ranges.

o To calculate how our initiatives might impact Willamette's share price, we multiplied our incremental 2004 EBITDA by standard industry multiples, subtracted the cost of our remaining investment, and divided the net incremental value by the total shares outstanding. Based on these calculations and at today's prices, we believe that our initiatives will generate $8 to $12 per share of incremental value within three years. When based on RISI pricing, this range rises to $16 to $23 per share. The question that remains is whether or not our current share price fully reflects the future value of these initiatives, and I don't think it does.

Industry Valuation Supports our Current Share
Price...
--------------------------------------------------------------------------------

           LTM EBITDA Multiples                     2002 P/E Multiples
          as of 19-Nov-2001/(a)/                  as of 19-Nov-2001/(b)/
          ----------------------                  ----------------------
  (Enterprise Value/LTM EBITDA Multiple)      (Price/2002 Earnings Multiple)

            WLL          7.9x                        WLL          20.4x
            LPX         34.9x                        IP           37.6x
            IP          10.1x                        BCC          36.0x
            TIN          8.7x                        WY           28.7x
            WY           8.1x                        SSCC         23.6x
            SSCC         7.4x                        TIN          23.4x
            BCC          7.0x                        GP           21.6x
            GP           7.0x                        Median/(c)/: 26.2x
            Median/(c)/: 8.1x


Note: Willamette believes that the companies selected are the most representative of Williamette's business mix.

(a)   Latest twelve months as of 30-Sep-2001. Data from company reports.
(b)   2002 EPS based on IBES median estimate. LPX excluded due to negative
      EPS estimate.
(c)   Median excludes Willamette.
                                                                              14
================================================================================

o If we look at current EBITDA trading multiples across the industry, we see that the median is 8.1. IP is trading at 10.1X EBITDA and Weyerhaeuser is trading at 8.1X EBITDA. Willamette's current, affected share price implies an EBITDA multiple of 7.9, marginally below the median. Considering our record of consistent outperformance and the additional value we expect to generate with initiatives already underway it is entirely reasonable to argue that we should be trading AT LEAST where we are now absent Weyerhaeuser's offer.

o In addition, if you believe as I do that the $8 to $12 dollars per share of additional value we expect our initiatives will generate is NOT fully reflected in our current stock price, it's logical to conclude that our shares could be trading above where they are now on an unaffected basis. The right side of this slide shows multiples based upon 2002 P/E multiples. This valuation method also indicates that we're currently trading at a discount to our peers.

 ... But Discounts our Potential Value/(a)(b)/
--------------------------------------------------------------------------------

                 Implied Price Per Share ($)
                 ---------------------------

           2003            2004            2005
           ----            ----            ----
6x          57              77              85

7x          69              90              99

8x          80             104             113


(a) Sample calculation of implied future share price: ((2003 EBITDA x multiple)
    - 2003 net debt)/2003 diluted shares outstanding.
(b) Based upon pricing trends from a recognized independent forecasting service.
(c) Current price of $47 as of 19-Nov-2001.

                                                                              15
================================================================================

o This slide projects future Willamette share prices by applying EBITDA multiples to projected EBITDA. It almost speaks for itself. Common 7 or 8X multiples applied to our 2003 EBITDA projection value Willamette shares at $70 to $80 per share in just 18 months. Even the most conservative estimate we have for 2004, calculated using a 6X multiple, which is below the historical industry median, values Willamette at $77 per share. Using reasonable assumptions, even discounted values are substantially above the Weyerhaeuser offer.

Hostile Takeover Update
-------------------------------------------------------------------------------

 . Offered WY the opportunity to sit down with us if they made an offer in the high $50s
   - WY was unwilling to meet with our advisors

 . Given the speed of their negative response, we believe they aren't serious about paying fair value

 . Comparable trading multiples support our current market price absent WY's offer /(a)/

 .  Precedent premiums and multiples point to potential sale values in the $60s

 .  Significant value creation from new initiatives

 .  We believe that a deal is accretive to WY in the high $50's

 .  We are moving forward with our strategic plans

--------------------------------------------------------------------------------

(a) Willamette's current stock price implies valuation multiples of 7.9x LTM EBITDA and 20.4x IBES median 2002 EPS estimate, versus Industry Composite medians of 8.1x and 26.2x, respectively.

                                                                              16
================================================================================

o    Now, I'll address briefly the status of Weyerhaeuser's hostile offer.

o We opened the door for them in October when we sent a letter indicating that we would sit down with them again if they made an offer in the high $50s. In order to help them with their valuation, we even made our investment bankers available to discuss alternatives and provide information. Well, Weyerhaeuser slammed that door shut that very same day, not even dispatching their investment bankers to see what ours had to say and what information we were willing to provide.

o In the end, Weyerhaeuser knows very well what this company is worth and we believe they know that a deal would be accretive to them into the high $50s. Given these most recent events, it's very clear that they're not serious about paying what we regard as fair value. I've just been over the numbers in depth with you. You can see for yourself why we believe that Willamette could be trading where it is right now absent Weyerhaeuser's low-ball offer. Furthermore, Willamette's performance history, it's ongoing value-enhancing initiatives and precedent industry transaction premiums all point towards sale values in the $60s.

o In the absence of such an offer, we have the wherewithal to pursue our strategic plan, which in addition to growing our existing business may include a significant business combination, recapitalization or other strategic or financial alternatives.

o    Now, let me say a few words about the industry outlook.

Current Business Conditions
--------------------------------------------------------------------------------

 .  Building Materials market has weakened

 .  Brown Paper volume is steady

 .  White Paper Cut Sheet orders remain steady - cut size is oversold
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o  Of all our businesses, only building materials was dramatically impacted by
   September 11th. By late September we saw a pull back in all lines of our building materials business in both volume and price. We have reduced hours of operations at many of our facilities, and with seasonal reductions likely in the months ahead, it will be a challenging winter for building materials operations.

o On the brown side of our business, while orders dipped slightly the first two weeks after September 11th, they have since rebounded to normal order intake levels. Because more than 60% of our box business is in food, beverage and consumer staples, the impact of an economic slowdown may very well be mitigated. Indeed, October 2001 volumes were the same as last year. And while we have no plans for market related downtime, as we have said before we will monitor our inventories closely and adjust if necessary. Currently our inventories on the brown paper side of our business are at normal levels. Historically we have participated only minimally in the export market for linerboard and given the poor condition of that market, that decision has served us well. We will not move volume into this market in order to avoid downtime.

o In white paper we have seen no deterioration in our cut sheet order files. In fact, we are oversold in this segment and have to outsource our converting needs to meet customer demand, in addition to having to purchase roll stock on the open market.

Our Future is Bright
--------------------------------------------------------------------------------

 .  Vertically integrated, low-cost producer

 .  Industry-Leading track record creating shareholder value

 .  #1 Performer Across Key Metrics: ROA, ROE, EBITDA Margin, ROIC

 .  Significant benefits to be realized from capital expansion programs

 .  Well-positioned to generate industry leading EPS Growth

 .  Moving forward with strategic plan
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o  In sum, while the industry is in for a tough spell, Willamette's future is very bright. We have an excellent track record in the industry of creating shareholder value. No matter how you slice the data, we perform with the very best, taking either the number one or number two slot across key metrics. Our value enhancing initiatives and cost cutting programs should generate a large amount of additional value in coming years, positioning us to lead the industry in EPS growth.